UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42734

Ten-League International Holdings Limited

(Translation of registrant’s name into English)

7 Tuas Avenue 2, Singapore 639447

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On April 13, 2026, at 09:30 a.m., Singapore Standard Time (April 12, 2026, at 9:30 p.m. Eastern Time), Ten-League International Holdings Limited, a Cayman Islands exempted company (the “Company”), held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) at the principal office of the Company located at 7 Tuas Avenue 2, Singapore 639447.

As of the record date of March 20, 2026 (the “Record Date”), there were 29,404,342 issued and outstanding ordinary shares of the Company, par value US$0.000025 per share (the “Ordinary Shares”). Holders of Ordinary Shares as of the Record Date were entitled to one (1) vote for each Ordinary Share held on each of the matters submitted for shareholder approval at the Extraordinary General Meeting.

Extraordinary General Meeting

Holders of 24,202,067 Ordinary Shares of the Company were present in person or by proxy at the Extraordinary General Meeting, representing approximately 82.31% of the 29,404,342 issued and outstanding Ordinary Shares as of the Record Date, and therefore constituting a quorum in accordance with the currently effective memorandum and articles of association of the Company. All matters voted on at the Extraordinary General Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

	For	Against	Abstain
Proposal One: By an ordinary resolution:

(i) to approve one or more share consolidations of the Company’s issued and unissued ordinary shares, par value US$0.000025 per share (“Ordinary Shares”), at a ratio of not less than two (2)-for-one (1) and not more than twenty (20)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements aggregately (the “Range”), with the exact ratio to be set as a whole number within the Range and the exact date to be determined by the board of directors of the Company (the “Board”) in its sole discretion within two years after the date of passing of these resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) provided that the aggregate ratio across all such Share Consolidations shall not exceed twenty (20)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall arise from the Share Consolidations;

(ii) to authorize the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole Ordinary Share; and

(iii) to authorize the Board to, at its sole and absolute discretion, implement one or more Share Consolidations, determine the exact consolidation ratio and the exact effective date of such Share Consolidation, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation(s) and do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation(s).	23,671,009	513,153	17,905

Proposal Two: By a special resolution, subject to and conditional upon the effectiveness of the first Share Consolidation approved by the Board:

(i) to amend and restate the currently effective memorandum and articles of association of the Company (the “Existing M&A”) by their deletion in their entirety and the substitution in their place with an amended and restated memorandum and articles of association (the “Post-Consolidation A&R M&A”), being in the form of the Existing M&A, with amendments to the share capital and par value descriptions; and

(ii) to authorize the Company’s registered office provider or other duly authorized representative to file these resolutions, the Board resolutions in relation to such Share Consolidation and the Post-Consolidation A&R M&A with the Registrar of Companies in the Cayman Islands accordingly and authorize the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.	23,672,677	510,008	19,382

Proposal Three: By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Two.	23,673,087	510,820	18,160

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED

Date: April 13, 2026	By:	/s/ Jison Lim
	Name:	Jison Lim
	Title:	Director and Chairman

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